Ryde Group Ltd
Incorporated in the Cayman Islands
Company No. 397757
(the ***Company***)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Article 18 of the Memorandum and Articles of Association of the Company (the ***Articles***) that the following extraordinary general meeting of the Company will be held on 29 September 2026 at 9.00 a.m. (Singapore time), at 7500A Beach Road, #16-310, The Plaza, Singapore 199591.

Holders of record of the Company's Class A Shares and Class B Shares at the close of business on 13 August 2026 (U.S. Eastern Time) (the ***Record Date***) will be entitled to notice of, and to vote at, the meeting described below and any adjournment or postponement thereof.

PURPOSE AND BACKGROUND OF THE PROPOSALS

The proposed increase in authorized share capital is intended to provide the Company with the flexibility to issue shares for capital raising, strategic transactions and equity incentive plans without convening further shareholder meetings.

The proposed Reverse Share Split is intended to increase the per-share trading price of the Class A Shares, to support continued compliance with the NYSE American requirements applicable to low-priced securities, and to broaden the appeal of the Class A Shares to institutional investors.

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

Time: 9:00 a.m. (Singapore time)

The Notice of Extraordinary General Meeting of Shareholders and the proxy cards accompanying this letter will be first mailed to our shareholders on or about 20 August 2026.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" EACH OF THE PROPOSALS BELOW.

Proposal No	Proposal
1	To consider and approve by **special resolution** the adoption by the Company of the fourth amended and restated memorandum and articles of association of the Company in the form annexed hereto (the ***Amended MAA***), in replacement of the third amended and restated memorandum and articles of association as adopted on 14 September 2023, to amongst others reflect the Increase of Share Capital (as defined below, and if applicable) and certain clean up changes.
2	To consider and approve by **ordinary resolution** the increase in the authorised share capital of the Company **FROM:** US$50,000 divided into 250,000,000 ordinary shares of nominal or par value US$0.0002 each, comprising 175,000,000 Class A Shares of nominal or par value US$0.0002 each and 75,000,000 Class B Shares of nominal or par value US$0.0002 each, **TO:** US$1,000,000 divided into 5,000,000,000 ordinary shares of nominal or par value US$0.0002 each, comprising 3,500,000,000 Class A Shares of nominal or par value US$0.0002 each and 1,500,000,000 Class B Shares of nominal or par value US$0.0002 each (the ***Increase of Share Capital***).
3	Following the Increase of Share Capital, to consider and approve by **ordinary resolution** to approve a reverse share split to the Company's authorised, issued and unissued Class A Shares and Class B Shares by way of a consolidation at an exchange ratio of one-to-one hundred and fifty (1:150) (the ***Revised RS Ratio***) such that the number of authorised, issued and unissued Class A Shares and Class B Shares are decreased by the Revised RS Ratio and the par value of each authorised, issued and outstanding Class A Shares and Class B Shares are increased by the Revised RS Ratio (together, the ***Reverse Share Split***), with such Reverse Share Split to be effected on 4 December 2026.
4	To consider and approve by **ordinary resolution**, in respect of any fractional entitlements to the issued consolidated shares resulting from the Reverse Share Split, if so determined by the Directors in their sole discretion, the Directors be and are hereby authorised to settle as they consider expedient any difficulty which arises in relation to the Reverse Share Split, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent as permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued Class A Shares and Class B Shares to be issued to shareholders of the Company to round up any fractions of Class A Shares and Class B Shares

	issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split.
5	To consider and approve, by **special resolution**, the adoption by the Company of the fifth amended and restated memorandum and articles of association of the Company (the ***Further Amended MAA***) in replacement of the Amended MAA, with effect from the effective time of the Reverse Share Split, to reflect the Reverse Share Split.
6	To consider and approve, by **ordinary resolution**, the authorisation of the board of directors to do all other acts and things as the board of directors considers necessary or desirable in connection with the Increase of Share Capital, adoption of the Amended MAA, the Reverse Share Split and the Further Amended MAA, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

Signed by **Zou Junming Terence**

Terence Zou

Aug 11, 2026

Director Date

ANNEX

Amended MAA

[separately attached]